DGI Investment Trust

Oriental Center

254 Muñoz Rivera Avenue, 10th Floor

San Juan, Puerto Rico 00918

VIA EDGAR

October 14, 2022

Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	DGI Mutual Fund Trust (the “Registrant”)

File Nos. 811-23637 and 333-252816

Dear Ms. Vroman-Lee:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding Post-Effective Amendment No. 2 (“PEA 2”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. 4 (“PEA 4”) under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a) on August 29, 2022, with respect to the DGI Balanced Fund (the “Fund”).

In connection with this response letter, and on or around October 28, 2022, the Registrant anticipates filing, pursuant to Rule 485(b), Post-Effective Amendment No. 3 to the Registrant’s registration statement under the 1933 Act (“PEA 3”), which is expected to include (a) changes to PEA 2 in response to Staff comments, (b) certain other non-material information; and (c) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments to PEA 2, as we understand them, provided to us September 28, 2022, accompanied by the Registrant’s responses to the comments. Unless otherwise noted, the page and paragraph references below relate to the Prospectus.

1.     Staff Comment: We note that certain required items are missing from the prospectus and SAI. Please update any material information missing from the filing.

Registrant’s Response: The Registrant will update the registration statement to incorporate any material information that was omitted from the 485(a) filing.

2.      Staff Comment: Please update the fee and expense tables on Page 3.

Registrant’s Response: The Registrant will update the fee and expense tables.

U.S. Securities and Exchange Commission Division of Investment Management October 14, 2022 Page 2

3.	Staff Comment: Referring to the 3rd and 4th bullet points on page 2, please clarify how the Fund will invest in investment-grade bonds. For example, will the two highest graded categories be the bulk of the investment grade investments? If not, please explain why it is appropriate to have both bullets since it will leave investors with the impression that the Fund will focus on the two highest categories.

Registrant’s Response: The Fund will limit its investments in debt securities to investment grade securities (i.e., securities rated BBB/Baa or above by one or more ratings agencies (or determined by the Adviser to be of equivalent quality) at the time of purchase). The Fund will not limit its debt investments to the two highest categories. The Registrant will revise its Principal Investment Strategies to reflect this fact.

4.	Staff Comment: In the “Credit Risk” risk disclosure on page 4, please indicate what actions the Fund will take if the security’s rating is downgraded. Please also disclose that the Fund may not necessarily dispose of the security.

Registrant’s Response: The Registrant notes that the Fund will not be required to dispose of a debt that has its rating downgraded subsequent to the Fund’s purchase. If such a debt security is downgraded, the Fund’s Investment Adviser will evaluate the security and determine what action, including the sale of the security or its retention, is in the best interest of the Fund and its shareholders. The Registrant will make the requested revisions as indicated below:

Credit Risk — Issuers of fixed-income securities could default or be downgraded if they fail to make required payments of principal or interest. The Fund only invests in investment grade securities; however, the Fund will not be required to dispose of a debt that has its rating downgraded subsequent to the Fund’s purchase. If such a debt security is downgraded, the Fund’s Investment Adviser will evaluate the security and determine what action, including the sale of the security or its retention, is in the best interest of the Fund and its shareholders.

5.	Staff Comment: In the last paragraph of the “Principal Investment Strategies” section, please reword the phrase “Funds received by the Fund whether by way of proceeds from the sale of shares or as a result of interest or dividend income or the return of principal …”. This sentence is potentially confusing, please consider using another word for the term “Fund” such as “monies” or “assets”.

Registrant’s Response: The Registrant will update this sentence so that it states “Monies received by the Fund…” This change has also be made in the first paragraph of the “Additional Principal Investment Strategy Information” section.

U.S. Securities and Exchange Commission Division of Investment Management October 14, 2022 Page 3
6.	Staff Comment: Given the actively managed nature of the Fund, please confirm that the Fund believes that active management is not a principal risk. Please explain how the Fund reached this conclusion.

Registrant’s Response: The Registrant will add “Management Risk” to the Item 4 and Item 9 Principal Risks sections.

7.	Staff Comment: If the Fund intends to invest in contingent convertible securities, please disclose this in the Convertible Securities sub-section on Page 5.

Registrant’s Response: The Registrant confirms that it does not intend to invest in contingent convertible securities. As a result, the Registrant does not intend to include this risk under “Convertible Securities Risk”.

8.	Staff Comment: In the “Principal Risks” section on page 5, please correct the spacing in the second sentence of “Tax Risks”.

Registrant’s Response: The Registrant will update the spacing in the second sentence of “Tax Risks” on page 5.

9.	Staff Comment: In the “Performance” section on page 6, please include the performance table. Please include the performance in correspondence so that the Staff may review. Please include the benchmark index that the Fund will be using pursuant to Item 4(b)(2) of Form N-1A.

Registrant’s Response: The Registrant has re-reviewed the requirements of Items 4(b)(2)(ii) and (iii) of Form N-1A and will revise the Fund’s disclosure in light of these requirements. In particular, the Registrant notes that the Fund’s inception date was May 24, 2021, and although it has had one full fiscal year of performance, it has not yet had a full calendar year of performance. As a result, and consistent with Items 4(b)(2)(ii) and (iii) of Form N-1A, the Registrant notes that it is not yet permitted to show its performance, and as a consequence it will revise the section captioned “Performance” to revert to its current disclosure:

Because the Fund has not yet been in operation for a full calendar year as of the date of this prospectus, it has no performance history. Once the Fund has been in operation for at least one calendar year, performance information will be provided for the Fund, as well as a comparison to its relevant market benchmark. You may obtain the Fund’s updated performance information, when available, by visiting the website at www.orientalbank.com/en/for-you/ira-accounts/diversified-growth-ira/ or by calling 787-620-0000. As with all mutual funds, the Fund’s past performance (before and after taxes) does not predict how the Fund will perform in the future.

U.S. Securities and Exchange Commission Division of Investment Management October 14, 2022 Page 4
10.	Staff Comment: On page 10, under “Additional Principal Risk Information”, the risk disclosure in Item 9 is identical to the risk disclosure in Item 4. Please note that Item 4 should be a summary of the risks presented in Item 9, pursuant to Form N-1A Item 4(b)(1)(d). (Please refer to Items 4 and 9 of Form N-1A for further information.)

Registrant’s Response: The Registrant will update its Item 4 and Item 9 risk disclosure so that the Item 4 risk disclosure is a summary of the Item 9 risk disclosure.

11.	Staff Comment: On page 10, the Mortgage-Related and Other Asset-Backed Securities Risk paragraph ends with a colon. Please add any information that may be missing after the colon or otherwise replace the colon with a period.

Registrant’s Response: The Registrant notes that the colon following “Mortgage-Related and Other Asset-Backed Securities Risk” was intended to highlight the next two risk statements (i.e., “Extension Risk” and “Prepayment Risk”) as sub-risks of “Mortgage-Related and Other Asset-Backed Securities Risk.” After considering the Staff’s comment, however, the Registrant has determined to replace the colon with a period, and relocate Extension Risk and Prepayment Risk as stand-alone risk factors. The Registrant intends to also reorder the investment risks in order to more closely align them in order of importance per ADI 2019-08.

12.	Staff Comment: Rule 12d1-4 had a compliance date of January 19, 2022. On page 11, please revise the paragraph of the Investment Company ETF Risk subsection to reflect that Rule 12d1-4 is now final and in effect. Please also update the fourth paragraph of the “Exchange-Traded Funds and Other Registered Investment Companies” section of the Statement of Additional Information in this regard.

Registrant’s Response: The Registrant will make the requested revisions as indicated below:

~~In October 2020~~ Effective January 2022, the SEC adopted certain regulatory changes and took other actions related to the ability of an investment company to invest in another investment company. These changes ~~became effective on January 19, 2021 with a compliance date of January 19, 2022 and~~ include, among other things, the rescission of certain exemptive relief issued by the SEC permitting such investments in excess of statutory limits and the adoption of Rule 12d1-4, which will permit such investments in excess of statutory limits, subject to certain conditions. To the extent that the Fund invests in other investment companies, these regulatory changes could impose new limits on the Fund’s investment strategies and operations.

13.	Staff Comment: On page 16, the “Convertible Securities Risk” disclosure states “Many convertible securities have credit ratings that are below investment grade and are subject to the same risks as an investment in lower-rated debt securities.” We note that the disclosure says that convertible securities have credit ratings that are below investment grade. Earlier the disclosure states that the Fund will invest in the top two investment grades. Please reconcile if the Fund will be investing in below investment grade securities.

U.S. Securities and Exchange Commission Division of Investment Management October 14, 2022 Page 5

Registrant’s Response: The Registrant will update the “Convertible Securities Risk” disclosure to clarify that it will invest in Convertible Securities only to the extent that such securities are rated as investment grade by an independent credit rating agency (or deemed to be equivalent quality by the Adviser) at the time of purchase.

14.	Staff Comment: On page B-7 of the SAI, please update the disclosure regarding Rule 12d1-4 as the compliance date was January 19, 2022.

Registrant’s Response: The Registrant will make the requested revisions as indicated below:

The Fund may invest in other investment companies, including those managed by Oriental Trust, to the extent permitted by any rule or regulation of the SEC or any order or interpretation thereunder. ~~In October 2020~~ Effective January 2022, the SEC adopted regulatory changes related to the ability of an investment company to invest, or remain invested in, other investment companies in excess of specified statutory limits. These changes include, among other things, amendments to Rule 12d1-1, the rescission of Rule 12d1-2, the adoption of new Rule 12d1-4, and the rescission of certain exemptive relief issued by the SEC permitting certain fund of funds arrangements. These regulatory changes~~, which the Fund will need to comply with by January 19, 2022,~~  may impose additional compliance related costs on the Fund, or may otherwise adversely impact the Fund’s operations. That is, to the extent that the Fund invests in other investment companies, these regulatory changes could impose new limits on the Fund’s investment strategies and operations. The Fund may invest in non-U.S. investment companies to the extent permitted by law.

*****

If you have any questions or further comments, please contact me at 513-869-4262.

Sincerely,

/s/ Maggie Bull

Maggie Bull, Assistant Secretary

DGI Investment Trust